EX-99.l
PURCHASE AGREEMENT

PENN Capital Funds Trust (the “Trust”), a Delaware statutory trust, and PENN Capital Management Company, Inc. (the “Adviser”), a Delaware corporation, hereby agree as follows:

1.           The Trust hereby offers to sell to the Adviser and the Adviser hereby agrees to purchase 10,000 shares of the PENN Capital Senior Floating Rate Income Fund, a series of the Trust, at a price of $10 per share.  The Trust hereby acknowledges receipt from the Adviser of funds in full payment for the foregoing shares.

2.           The shares were purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.           The Adviser represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the 2nd day of November, 2015.

PENN CAPITAL FUNDS TRUST

By: /s/ Gerald McBride
Name:  Gerald McBride
Title:    Treasurer

PENN CAPITAL MANAGEMENT COMPANY, INC.

By: /s/ Christian M. Noyes
Name:  Christian M. Noyes
Title:    Senior Managing Partner